

07007281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Financial Services, Inc.
(handwritten: SAL Financial Services Inc dba)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Witt (205) 380-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street N, Suite 1800	Birmingham	AL	35203-3207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, F. Eugene Woodham and Cheryl Witt, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2007, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.



Signature

Treasurer

Title

Signature

CFO

Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



STERNE AGEE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2007 and 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. as of September 30, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2007

STERNE AGEE CLEARING, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	2,518,921	1,996,999
Securities owned, at fair value:			
Corporate stocks		—	666,184
Nonreadily marketable securities		—	60,060
		—	726,244
Due from affiliates		352,697	338,952
Furniture, equipment, and leasehold improvements (less accumulated depreciation of $91,890 in 2007 and $263,928 in 2006)		2,953	51,383
Other assets		79,638	147,231
Total assets	$	2,954,209	3,260,809
Liabilities and Stockholder's Equity			
Due to parent company	$	19,288	22,065
Due to affiliates		143,101	17,064
Securities sold but not yet purchased, at fair value:			
Corporate stocks		—	3,110
Other		—	74,321
		—	77,431
Other liabilities		124,834	779,923
Total liabilities		287,223	896,483
Commitments and contingencies (note 5)			
Stockholder's equity:			
Preferred stock, $0.01 par value. Authorized 40,000 shares, no shares issued or outstanding		—	—
Common stock, $0.01 par value. Authorized 60,000 shares, issued and outstanding 2,500 shares both in 2007 and 2006		25	25
Additional paid-in capital		467,410	467,410
Retained earnings		2,199,551	1,896,891
Total stockholder's equity		2,666,986	2,364,326
Total liabilities and stockholder's equity	$	2,954,209	3,260,809

See accompanying notes to statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Clearing, Inc. (formerly Sterne Agee Capital Markets, Inc.) (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission. Its principal business activities include the clearance of securities transactions for institutional and retail customers introduced by nonaffiliated registered broker dealers, as well as the execution of securities transactions for nonaffiliated broker dealers. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate of the Company, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the lesser of estimated useful lives of the assets or the remaining contractual term of the leases.

(f) Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement No. 109* (FIN 48).

(Continued)

FIN 48 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes,* when it is more likely than not that the position will be sustained based on its technical merits. FIN 48 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation, and disclosure matters. This interpretation is effective for the Company on October 1, 2007. The FASB has proposed a one year delay for Nonpublic companies that have not already applied FIN 48 to their financial statements. The Company does not believe the adoption of FIN 48 will have a material impact on its financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements,* which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the financial impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the financial impact of adopting SFAS No. 159.

(g) Reclassification

Certain amounts in the 2006 statement of financial condition have been reclassified to conform with the 2007 presentation.

(2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30,

2007 and 2006, the Company had net capital of $2,580,395 and $2,045,298, respectively, which was $2,480,395 and $1,045,298 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of that Rule.

(3) Wholesale Trading

The Company executes transactions on behalf of other broker dealers, both affiliated and nonaffiliated. Through September 30, 2006 the Company also made a market in over-the-counter securities. As of October 1, 2006, fixed assets and securities comprising those operations were sold to SAL at their book values for cash of $768,792.

(4) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

These securities represented equities at estimated fair values of $0 and $60,060 at September 30, 2007 and 2006, respectively.

(5) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects that the ultimate resolution of these and other matters will not have a material effect on the Company's financial position.

(6) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations.

SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(7) Income Taxes

The Company is included in the consolidated federal income tax return filed by SA Group. Federal income taxes are calculated as if the companies filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statements financial condition, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the liability method-based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rated in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded the following:

	Year ended September 30	
	2007	**2006**
Deferred tax assets:		
Fixed assets	$ 4,633	9,803
Unrealized loss on investments	—	26,630
Total and net deferred tax assets	$ 4,633	36,433

Management has concluded that the realization of deferred tax assets are more likely than not; accordingly, there was no valuation allowance during either 2007 or 2006.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sterne Agee Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 28, 2007

END